U.S. Securities and Exchange Commission
October 26, 2006

October 26, 2006

Via EDGAR and Fax

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Optibase Ltd. (the “Company” or “Optibase”) Annual Report on Form 20-F for Fiscal Year Ended December 31, 2005 File No. 000-29992

Dear Mr. Skinner:

        This letter is submitted in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Annual Report on Form 20-F filed on April 12, 2006 (the “Annual Report”), as set forth in your letter dated September 20, 2006 to Mr. Tom Wyler (the “Comment Letter”).

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Annual Report.

Financial Statements

General

        Comment No. 1.

        We note the agreement entered into during the third quarter of 2005 where you sold the Digital Non-Linear Editing product line activity including all service, warranty and maintenance obligations to Boris FX. You also sold certain fixed assets, entered into sublease arrangements and in conjunction with the sale you agreed to make your manufacturing facilities available to the buyer for a period of up to 24 months (i.e. Section 6.3 of the agreement). Additionally, the buyer agreed to pay the company up to $2 million in royalty fees over the 24 month period (i.e. Section 6.6 of the agreement). Tell us what consideration you gave to reflecting the sale of the Digital Non-Linear product line in fiscal 2005 as a discontinued operation. We reference paragraphs 41-45 of SFAS 144. As part of your response, explain to us in reasonable detail, the nature and terms of the arrangement where you agreed to make available your manufacturing facilities for a 24 month time period.

U.S. Securities and Exchange Commission
October 26, 2006

        Response to Comment No. 1:

        On September 28, 2005, we sold the Digital Non-Linear Editing product line, including fixed assets, service, warranty and maintenance obligations (the “Sale Transaction”), to Artel Software corp. commonly known as Boris FX (“Boris FX”), an unrelated party. Boris FX is a leading developer of integrated graphics and effects technologies.

        In the agreement governing the Sale Transaction, we have agreed to continue and make our manufacturing facilities in Israel available to Boris FX for a period of 24 months upon request, on a subcontracting basis, for the manufacturing of the hardware component of the Digital Non-Linear Editing products. This manufacturing is carried out by our standard equipment in Israel and does not require us to hold special equipment or bear exception operating costs. Boris FX did not commit to utilize our manufacturing services. Such services are limited to the manufacturing of hardware component of the Digital Non-Linear Editing products based on agreed upon layouts and do not include any involvement in the design or other future manufacturing or business decision processes. Under the agreement, Boris FX has agreed to pay royalties over 24 months, based on future products sales up to $2 million.

        In addition, we have entered into a sublease agreement with Boris FX for office space in Marlboro-Boston.

        We note the Staff’s reference to paragraphs 41-45 of SFAS 144. In considering the presentation of the sale of the Digital Non-Linear product line, we have followed the guidance of SFAS 144 and EITF 03-13.

        In accordance with paragraph 41, we have determined that the Digital Non-Linear Editing product line’s operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity (i.e. Optibase). As such, the Digital Non-Linear Editing product line was deemed to be a “component of an entity” as defined in paragraph 41.

        Accordingly, we considered the following criteria as stipulated in paragraph 42 of SFAS 144, required for the accounting of the sale as discontinued operations:

—	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

We do not have any significant continuing involvement in the operations of the Digital Non-Linear Editing product line following the Sale Transaction. As discussed before, we are not involved in the design of the products or the design of future manufacturing and do not participate in the business decisions process or strategic planning relating to the future operations of the Digital Non-Linear Editing product line. Our involvement is strictly limited to the manufacturing services we agreed to provide Boris FX, as discussed above, and the royalty arrangement.

U.S. Securities and Exchange Commission
October 26, 2006

—	The operations and cash flows of the components have been or will be eliminated from the ongoing operations of the entity in the disposal transaction.

While considering the operations and cash flows to be generated by the ongoing entity following the disposal, we have followed EITF 03-13, which provides guidance about the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. In accordance with paragraph 7: “A disposal transaction may result in the ongoing entity (a) recognizing revenues or costs that likely would have been generated by the disposed component absent the disposal transaction (a “migration”) or (b) continuing any of the revenue-producing or cost-generating activities through active involvement with the disposed component (a “continuation of activities”). In situations in which continuing cash flows are being generated by the ongoing entity from either a migration or a continuation of activities, Optibase should then determine whether the cash flows are significant. In accordance with this guidance, we have determined that our engagement to provide future manufacturing services falls within the definition of direct migration.

Based on our projection and estimations at the time, we have determined that the cash flows of the Digital Non-Linear Editing product line will not be eliminated from the ongoing operations of the Company. The determination was based on our estimations and analysis that during the last quarter of the Digital Non-Linear Editing product line operations prior to the disposal (third quarter of 2005), revenues generated from the Product Line amounted to approximately $ 420 thousand and related manufacturing costs amounted to approximately $ 309 thousand. Although we were not able to assess and evaluate the duration and extent to which our manufacturing services will be required as well as the amounts we will be paid per the agreement, any anticipated cash flows expected in the quarters following the Sale Transaction would have been deemed significant comparing to the amounts indicated above. Following the sale of the Digital Non-Linear Editing product line and through June 30, 2006, we have generated approximately $328 thousand in revenues from manufacturing services to Boris FX.

        We have concluded, based on the discussion above, that in accordance with SFAS 144, the operations of the Digital Non-Linear Editing product line should not be presented as a discontinued operation.

        Comment No. 2.

        Tell us how you considered the value of the royalty agreement in determining the gain or loss recognized on the sale of the Digital Non-Linear Product line in fiscal 2005.

        Response to Comment No. 2:

        The Staff is hereby advised that in determination of the gain and loss recognized upon the sale of the Digital Non-Linear product line, we have considered the terms of the royalty agreement as well as our past experience with such product line. Upon closing of the Sale Transaction, we were unable to perform an evaluation of the royalties expected to be received due to uncertainties associated with the future cash flow. Therefore, we did not ascribe a value to the royalty agreement while determining the loss of $ 60 thousand that we have recognized in connection with the Sale Transaction.

U.S. Securities and Exchange Commission
October 26, 2006

        Under the agreement, royalties are contingent upon sales of Boris FX. We sold the Digital Non-Linear Editing product line following a period in which we have made several changes in the operation of such product line, and incurred significant losses, and following the Sale Transaction have transferred all service, warranty and maintenance obligations to Boris FX. We were not provided with projections regarding the expected future sales and operations of the Digital Non-Linear Editing product line. Furthermore, we do not have any control over Boris FX and cannot influence any business decisions or receive any future plans with respect to the Digital Non-Linear Editing product line.

        As such, upon closing of the Sale Transaction we deemed the royalties to be contingent gain, which is dependent on future sales of Boris FX. As a result, these royalties were excluded from the calculation of the loss recognized.

Notes to Consolidated Financial Statements

Note 2e. Marketable Securities, page F-13

        Comment No. 3.

        We note you classified $17.5 million of marketable securities within current assets and classified $26.7 million as long-term investments as of December 31, 2005. Tell us how the company was able to determine the appropriate classification of each of the different types of marketable securities in the balance sheet. Provide us with any authoritative literature which supports your accounting.

        Response to Comment No. 3:

        At December 31, 2005, our investments in marketable securities were comprised of structured notes and corporate bonds, generally classified as available for sale and, thus, available for use by the Company in the short term. Yet, the Staff is hereby advised that in classifying $26.7 million of our marketable securities as long term investments, we followed the guidance of ARB 43. ARB 43 states that, in determining current vs. non-current classification of investments in marketable securities, companies should classify as current assets “marketable securities representing investment of cash available for current operations.” As such, management intention for the holding period of the impaired debt securities should be consistent for both other-than-temporary impairment analysis and balance sheet classification purposes. Thus, if other-than-temporary impairments are not recognized due to management’s positive intent and ability to hold the impaired securities until anticipated recovery, those securities would not be available for use in current operation and, therefore, would not qualify for current classification in the balance sheet unless the maturity is within the next 12 months.

        On December 31, 2005, while reviewing Optibase’s investment portfolio, management and the Company’s investment committee, a committee established by our Board of Directors, identified declines in the market value of certain marketable securities classified as available for sale securities. In considering whether the decline should be viewed as other-than-temporary impairments, management and the Company’s investment committee considered whether the Company had the ability and positive intent to hold such impaired marketable securities until anticipated recovery. Following the determination that the Company had indeed such positive intent and ability to hold the investments until recovery (as further discussed below in response to the Staff comment No. 4), it was determined that those securities, having maturity dates and potential recovery of longer than 12 months, would not be available for use in current operation and, therefore, would not qualify for current classification in the balance sheet.

U.S. Securities and Exchange Commission
October 26, 2006

        Therefore, we have classified the impaired marketable securities until expected recovery, as long-term investments, as of December 31, 2005.

      Comment No. 4.

        Based on your disclosures on page 42 under “Critical Accounting Policies-Impairment and classifications of marketable securities investments” you reclassified your structured notes at December 31, 2005 to reflect all structured notes that had an amortized cost in excess of fair value as non-current. You indicate that this was done since the Company has the intent and ability to hold the notes until recovery. There are numerous factors to be considered in determining whether a decline is other than temporary. The Staff has identified examples of these factors within SAB Topic 5:M. Please address the following:

—	Length of time and the extent to which the market value has been less than amortized cost for each of the specific structured notes;

—	The intent and ability of the holder to retain its investments in these structured notes to allow for any anticipated recovery in market value.

—	Address how you concluded that no impairment charge was required on these investments at 12/31/04 and that a $430,000 charge was required at 12/31/05.

        Further, the Staff notes the company recognized material amounts of financial income on the structured notes during the fiscal 2003-2005 periods and only a minimal amount during the interim six month period of fiscal 2006. Provide us with your assumptions utilized in the applying the retrospective interest method under EITF 96-12B. We also note that during this timeframe, the unrecognized loss on these investments has continued to increase beginning in |fiscal 2004 and continuing through the interim six month period of 2006, coinciding the significant increase in the underlying index (i.e. 6 month LIBOR). Please consider the above in your response so that we may evaluate your accounting for the structured notes.

U.S. Securities and Exchange Commission
October 26, 2006

        Response to Comment No. 4:

        The following tables list our investments in structured notes classified as long-term at December 31, 2005 (presented in US dollars in thousands), and the fluctuation in the value of our structured notes (presented in points):

Table 1 – Investments in Structured Notes

Security Name	Amortized Cost at December 31, 2005(*)	Maturity Date	Market Value at December 31, 2005	Length of time the market value has been less than amortized cost as of December 31, 2005	Expected time of fair value recovery at December 31, 2005 (**)	Market Value at September 30, 2006

HSBC - 10Y	$2,424	01/14/2015	$2,271	Ten months	January 2007	$2,333
HSBC - 10Y	4,363	01/14/2015	4,089	Ten months	January 2007	4,200
HSBC - 10Y	9,753	11/24/2014	9,084	Nine months	November 2006	9,412
HSBC - 10Y	4,868	03/04/2015	4,542	Nine months	March 2007	4,655
Bank Caisse	2,291	04/22/2013	2,202	One month	April 2007	1,934
Credit Lyonnais	4,811	03/19/2014	4,554	Five months	March 2007	4,635

Total	$28,510		$26,742			$27,169

(*)	Calculated in accordance with the retrospective interest method under EITF 96-12.

(**)	Based on the projected six-month LIBOR rates, received from the bank on December 31, 2005. These projected six-month LIBOR rates are taken from Bloomberg, and the screen shots are sent to us by the bank.

Table 2 - Fluctuation in structured notes' fair value

Security Name	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006

HSBC 10Y	88.17	98.76	92.85	90.84	90.65	84.56	94.12
HSBC 10Y	91.82	99.96	94.69	90.86	89.81	83.40	93.34
HSBC 10Y	92.52	99.49	94.07	90.85	89.83	83.93	93.10
HSBC 10Y	91.82	99.96	94.69	90.86	89.81	83.40	93.34
Bank Caisse (*)	99.38	99.38	99.38	88.06	88.06	88.06	77.36
Credit Lyonnais	93.21	100.46	92.18	91.08	88.66	83.70	92.69

(*)	Per the bank statements as of October 24, 2006, current price in points was 99.50.

        Under the structured notes terms, for each day in which the six-month LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10%, the notes bear interest (coupon) at a rate ranging from 10% to 10.5% per annum. On all other days, the deposits do not bear any interest. The issuer holds a call option that allows him/her to prepay the structured note at any coupon date. Throughout the structured note life, the bank provides current and forecasted 6 month LIBOR interest rates for all relevant periods, through the note maturity date.

        The Company notes the Staff comment and confirms that it has considered the factors identified by the Staff. Our assessment was based on the length of time and extent the market value has been less than amortized cost and our intent and ability to retain our investments in structured notes to allow for any recovery in fair value as follows:

U.S. Securities and Exchange Commission
October 26, 2006

—	Length of time and the extent to which the market value has been less than amortized cost -

        During 2005, the structured notes’ fair value experienced fluctuation, and as shown in Table No. 1 market value has been less than amortized cost for 1 to 10 months (per the respective structured note). While evaluating whether the decline in fair value is other than temporary, we have also considered the compensating factor that the fair value of the structured notes did not experience a permanent tendency of decline during 2005, as shown in Table No. 2 above.

—	The intent and ability of the holder to retain its investments in these structured notes to allow for any anticipated recovery in market value –

        As shown in Table No. 1 above, the anticipation at December 31, 2005, was that by early 2007, our structured notes will experience a recovery in fair value. This anticipation was based on the expectation that the forecasted six-month LIBOR rates will go permanently below the agreed fixed rate from that point onwards and, thus, all future coupons will be paid per the structured notes terms. The market value at that point will reflect the anticipation for full coupon payments through the maturity date of the respective structured note.

        While concluding that we have the ability and intent to hold the investments in the structured notes to allow any anticipated recovery in market value, management and the Company’s investment committee – in its meeting dated January 24, 2006, with respect to Company’s 2005 results, considered the following:

▶	Ability to hold the investments until recovery – The Company’s investment committee ratified management’s decision that Optibase has the ability to hold the investments until recovery. Note that as of December 31, 2005, Optibase held approximately $46 million in cash and cash equivalents and marketable securities. In addition, Optibase utilized $1.2 million of credit line. In 2005, Optibase used $2.6 million to fund operations and working capital needs. Following the classification of the investments into long term assets, Optibase had $27.6 million in net current assets (of which $19.4 million in cash, cash equivalents and short term marketable securities). The amount of net current assets, and specifically, cash and cash equivalents and short-term marketable securities was expected to allow the Company to continue its operation at the current pace and volume without any limitation and without the need to sell its long-term marketable securities for a period well beyond 12 months.

▶	Intent to hold the investments until recovery – The Company’s investment committee ratified management’s decision to hold the investments for a period of time that is longer than the next 12 months to allow for any anticipated recovery in market value.

        Based on the tables above and our analysis above, we have concluded that as of December 31, 2005, there was sufficient evidence to support that realizable value equal or greater than the carrying value of our investments in structured notes are expected to accrue through early 2007. Since we have the intent and ability to hold these investments until expected recovery, we concluded that the decline in value is only temporary.

U.S. Securities and Exchange Commission
October 26, 2006

—	Impairment charge required at December 31, 2005 –

        The Staff is hereby advised that the $430 thousand impairment charge referred to in the Staff’s comment is related to our holding in a corporate bond – “TEMBEC INC (Symbol: TBC on the Toronto Stock Exchange)” not associated with the structured notes discussed elsewhere in this comment number 4. We purchased this corporate bond during 2003 at a value of approximately 99 points ($ 1 Million at PAR). On December 31, 2004 the market value of the bond was 101 points, while on December 31, 2005 the value of this corporate bond declined to 56 points. While reviewing the criteria of SAB Topic 5, the Company’s investment committee in its meeting on January 24 2006 concluded that the decline in fair value was deemed to be other than temporary, and thus we recorded a loss in the statement of operations for the year ended December 31, 2005.

        The Company notes the Staff further comments as follows:

        Through December 31, 2004, we recorded a substantial amount of financial income mainly relating to interest income on bonds and structured notes as well as gains upon realization of financial investments (bonds). During 2005, the six-month LIBOR rate increased and our structured notes became out of range, i.e. we were not entitled to receive any interest, under the terms of the structured notes terms, and therefore did not record interest income from that date. During fiscal 2005, we also recorded an expense amounting to approximately $934 thousand, to adjust the structured notes’ amortized cost, per the guidelines of EITF 96-12. During the interim six-month period of 2006, we were not entitled and did not receive any interest according to our structured notes terms, and therefore did not record any interest income for the period. We also incurred an additional expense during that period amounting to approximately $212 thousands, to adjust the structured notes’ amortized cost, per the guidelines of EITF 96-12.

        In applying the retrospective interest method under EITF 96-12, we utilized the assumption that the structured notes will be called by the issuer as soon as the current and forecasted six-month LIBOR rates go permanently below the agreed annual fixed rate (through the maturity date of the structured notes). As discussed above, this assumption is based upon the fact that the issuer has the right to prepay the obligation (call the note), at any coupon date, without penalties. It is expected, as experience showed, that a market participant will recall the notes as soon as all of the excepted future annual coupons are “in the money”. Per the guidance of EITF 96-12, the amortized cost is calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates all past actual and current estimated future cash flow streams to the initial investment.

        The unrecognized loss continued to increase during 2005 and through the six-month period of 2006 as a result of the decline in fair value of some of our marketable securities, as further discussed above and detailed in the table presented in our response to comment No. 5. During the third quarter of 2006, following the Federal Reserve’s decision to cease the rate increases and market expectations as we had expected, we experienced a rise in the value of our structured notes. Please refer to table No. 2, above.

U.S. Securities and Exchange Commission
October 26, 2006

Note 3: – Marketable Securities, page F-24

        Comment No. 5.

        Please provide us with a breakdown between government and corporate government and corporate structured notes identifying the amortized cost, any gains and losses and market value for the 2003-2005 fiscal periods and through the interim six month period of fiscal 2006. For government securities, identify the issuing government.

        Response to Comment No. 5:

        The following is a breakdown of the several types of marketable securities held by Optibase during fiscal years 2003, 2004 and 2005, and through the first three quarters of fiscal year 2006 by market value, amortized cost and gain/loss:

	(*) Government bonds			Corporate bonds			Corporate Structured Notes			Total
							AA--AA Rated banks (HSBC, Credit Lyonnais, Caisse)
Period	Market value	Amortized Cost	Gain / (Loss)	Market value	Amortized Cost	Gain / (Loss)	Market value	Amortized Cost	Gain / (Loss)	Market value	Amortized Cost	Gain / (Loss)

2003	1,975	2,000	(25)	34,139	32,432	1,707	12,389	12,461	(72)	48,503	46,893	1,610
2004	-	-	-	19,322	18,143	1,179	27,373	27,401	(28)	46,695	45,544	1,151
2005	-	-	-	17,502	17,640	(138)	26,742	28,509	(1,767)	44,244	46,149	(1,905)

Q1 2006	-	-	-	17,039	16,882	157	26,478	28,349	(1,871)	43,517	45,231	(1,714)

Q2 2006	-	-	-	17,247	16,883	364	24,877	28,301	(3,424)	42,124	45,184	(3,060)

Q3 2006	-	-	-	17,526	16,910	616	27,169	28,993	(1,824)	44,695	45,903	(1,208)

        (*) United States Government bonds.

        If you have any questions or require additional information, please contact the undersigned at 972-9-9709200.

Very truly yours, Danny Lustiger, Chief Financial Officer Optibase Ltd.